EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended
	March 31,
	2007	2006

BASIC
Net income	$508.7	$834.8

Average number of common shares outstanding	1,088.4	1,085.2
Contingently issuable shares	1.3	.8

Adjusted average shares	1,089.7	1,086.0

Basic earnings per share	$.47	$.77

DILUTED
Net income	$508.7	$834.8

Average number of common shares outstanding	1,088.4	1,085.2
Incremental shares – stock options and contingently issuable shares	1.5	1.8

Adjusted average shares	1,089.9	1,087.0

Diluted earnings per share	$.47	$.77

Dollars and shares in millions except per-share data.